Exhibit 99.1

Investor News	Oliver Maier
Head of Investor Relations

Fresenius Medical Care
Else-Kröner-Straße 1
61352 Bad Homburg
Germany
T +49 6172 609-2601
F +49 6172 609-2301
oliver.maier@fmc-ag.com
www.fmc-ag.com

October 22, 2014

Fresenius Medical Care Expands Further in Care Coordination with the Acquisition of National Cardiovascular Partners

Bad Homburg, Germany — Fresenius Medical Care AG & Co. KGaA (the “company” or “Fresenius Medical Care”; Frankfurt Stock Exchange: FME / New York Stock Exchange: FMS), the world’s largest provider of dialysis products and services, today announced the acquisition of National Cardiovascular Partners (“NCP”). The parties involved agreed not to disclose the financial terms of the acquisition.

The company expects NCP to generate in excess of $200 million in revenue in 2015 and expects the investment to be accretive to earnings in the first year after closing. The investment will be financed through available cash and committed credit facilities, supplemented by additional debt financing.

NCP is the leading operator of endovascular, vascular and cardiovascular services in the comfort and convenience of the outpatient setting. In partnership with over 200 physicians, NCP operates 21 outpatient vascular centers in six states.

Ron Kuerbitz, chief executive officer of Fresenius Medical Care North America said, “Our mission is to improve the quality of life of every patient every day. We share this passion for patient care with NCP. The convenience of NCP’s outpatient clinics and the excellent care they provide will enhance our ability to improve health outcomes for people with chronic illness, in particular those with renal and cardiovascular disease”.

“We are pleased to join Fresenius Medical Care North America, and believe this partnership will ensure that many more Americans have access to the highest-quality and most affordable outpatient care available” said Ned Schwing, co-founder and chairman of NCP.

About Fresenius Medical Care

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2.5 million individuals worldwide. Through its network of 3,335 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatments for 280,942 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the company’s website at www.fmc-ag.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.